legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

June 27, 2012

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4720

Washington, D.C. 20549-3561

Re:	Stark Beneficial, Inc.
Amendment No. 1 to Form 10-12G
Filed June 20, 2012
File No. 000-54731

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Stark Beneficial, Inc. (the “Registrant”) Amendment No. 2 to the above-referenced Form 10. This Amendment No. 2 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to the Registrant dated June 26, 2012. We trust you shall deem this Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Management’s Discussion and Analysis of Financial Condition, page 15

Emerging Growth Company Critical Accounting Policy Disclosure, page 15

1. We note the disclosure added in response to comment 1 from our letter dated June 19, 2012 that you will remain an emerging growth company “for up to five years, or until the earliest of….” Please revise to indicate that you will remain an emerging growth company from up to the last day of the fifth anniversary of your first registered sale of common equity securities or until the occurrence of the other referenced events. Revise the related statement on page 10 as well.

Response 1: Amendment No. 2 has been so revised.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

June 27, 2012

2. Please also revise the statement “so long as [you] remain a Smaller Reporting Company, [you] benefit from the same exemptions and exclusions as an Emerging Growth Company.” While the exemptions available to emerging growth companies and smaller reporting companies are similar, they are not identical. For example, for an emerging growth company that is not a smaller reporting company, three years of audited financial statements are required to be included in its Form 10-K or Form 20-F. Please revise to note that if you cease to be an emerging growth company, but remain a smaller reporting company you will benefit from similar exemptions and exclusions.

Response 2: Amendment No. 2 has been so revised.

Description of Registrant’s Securities to be Registered, page 23

3. We note your response to comment 2 from our letter dated June 19, 2012. However, the disclosure under “General” still indicates that the authorized capital stock consists of 10,000,000 shares of preferred stock of which no shares are outstanding, while the disclosure under “Preferred Stock” indicates 20,000,000 authorized shares of preferred stock of which 5,000,000 shares are outstanding. Please revise.

Response 3: Amendment No. 2 has been so revised.

Financial Statements, General

4. Please provide required disclosure related to subsequent events or tell us why such disclosures are not required. We note that you issued 5,000,000 shares of Series B Preferred on or near May 23, 2012 for $5,000 to Corporate Services International, Inc. Refer to ASC 855-10-50.

Response 4. Updated financial statements with new note 7 on the subsequent event are included with Amendment No. 2.

Stark Beneficial, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your attention to this matter is appreciated.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

Stark Beneficial, Inc.

By:	/s/ Michael Anthony
Michael Anthony

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832